Filed Pursuant to Rule 433
Registration Statement No. 333-163075

SCANA Corporation

FINAL TERM SHEET

Dated:  November 17, 2009

Issuer:	SCANA Corporation

Name of Securities:	2009 Series A 7.70% Enhanced Junior Subordinated Notes (“Junior Subordinated Notes”)

Size:	$150,000,000

Over-Allotment Option:	Underwriters’ option to purchase within thirty calendar days after the Settlement Date up to an additional $0 principal amount of the Junior Subordinated Notes.

Expected Ratings:

Moody’s: Baa3 (negative outlook); S&P: BBB- (stable outlook); Fitch: BBB (stable outlook). A securities rating is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

Maturity:

January 30, 2065, but the maturity date will be automatically extended, except for any portion of the principal amount of the Junior Subordinated Notes that shall have been earlier redeemed or with respect to which notice of redemption shall have been given to the holders of such Junior Subordinated Notes, for additional quarterly periods on each of January 30, April 30, July 30 and October 30, beginning on January 30, 2015 through and including October 30, 2019, without notice to, or the consent of, the holders of the Junior Subordinated Notes. Subject to certain conditions, the maturity date will be further automatically extended for additional quarterly periods beginning on January 30, 2020, through and including October 30, 2029, except for any portion of the principal amount of the Junior Subordinated Notes that shall have been earlier redeemed or with respect to which notice of redemption shall have been given to the holders of such Junior Subordinated Notes. The final maturity date will be no later than January 30, 2080.

Trade Date:	November 17, 2009

Coupon (Interest Rate):	7.70%

Interest Payment Dates:	January 30, April 30, July 30 and October 30, commencing January 30, 2010, subject to the Company’s right to defer interest on one or more occasions for up to 10 consecutive years.

Make-Whole Call:

In whole or in part on one or more occasions before January 30, 2015, at an amount equal to the greater of (i) 100% of the principal amount of the Junior Subordinated Notes being redeemed or (ii) the sum of the present values of (a) the remaining scheduled payments of interest from the redemption date to January 30, 2015 (excluding interest accrued as of the redemption date) and (b) the principal amount of the Junior Subordinated Notes being redeemed assuming a scheduled payment of principal on January 30, 2015, discounted to the redemption date on a quarterly basis at the adjusted treasury rate plus 50 basis points, plus accrued and unpaid interest, through, but not including, the redemption date.

Par Call:	In whole or in part on one or more occasions on or after January 30, 2015 at 100% of the principal amount, plus accrued and unpaid interest.

Tax Event Call:	In whole, but not in part, before January 30, 2015, at 100% of the principal amount plus accrued and unpaid interest, if certain changes in tax laws, regulations or interpretations occur.

Rating Agency Event Call:

In whole or in part on one or more occasions before January 30, 2015, if a rating agency makes certain changes in the equity credit criteria for securities such as the Junior Subordinated Notes, at an amount equal to the greater of (i) 100% of the principal amount of the Junior Subordinated Notes being redeemed or (ii) the sum of the present values of (a) the remaining scheduled payments of interest from the redemption date to January 30, 2015 (excluding interest accrued as of the redemption date) and (b) the principal amount of the Junior Subordinated Notes being redeemed assuming a scheduled payment of principal on January 30, 2015, discounted to the redemption date on a quarterly basis at the adjusted treasury rate plus 50 basis points, plus accrued and unpaid interest through, but not including, the redemption date.

Price to Public:	$25.00 per Junior Subordinated Note plus accrued interest from November 24, 2009, if settlement occurs after that date.

Net Proceeds to Issuer:	$145,907,500

Settlement Date:	November 24, 2009 (T+5)

Denominations:	$25 x $25

CUSIP:	80589M AC6

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling:

Banc of America Securities LLC —	1-800-294-1322 (toll free)
dg.prospectus_distribution@bofasecurities.com

Morgan Stanley & Co. Incorporated —	1-866-718-1649 (toll free)

Wells Fargo Securities, LLC —	1-800-326-5897 (toll free)

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded.  Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.